CONRAD C. LYSIAK
Attorney and Counselor at Law
601 West First Avenue
Suite 503
Spokane, Washington 99201
(509) 624-1475
Fax: (509) 747-1770
E-mail: cclysiak@qwest.net

May 4, 2005

United States
Securities and Exchange Commission
Washington, D.C. 20549

Attention: Mark Webb, Legal Branch Chief
Mail Stop 0408 RE: Brownsville Company
Form SB-2 filed February 11, 2005
File No. 333-122720

Dear Mr. Webb:

In response to your letter of comments dated March 10, 2005, please be advised as follows:

General

1. An explanation of how the selling shareholder obtained their shares and the prices they paid is disclosed in the Prinicpal and Selling Shareholders section of the registration statement.

2. The financial statements have been updated.

3. An updated signed accountants= consent has been filed therewith as exhibit 23.1.

Front Cover of Prospectus

4. The pricing information has been reconciled in the prospectus.

5. The table on the front cover has been corrected.

Securities and Exchange Commission
RE: Brownsville Company
Form SB-2 filed February 11, 2005
File No. 333-122720
May 4, 2005

Summary

6. A summary that summarizes the information, including business, is now contained in the prospectus.

Selected Financial Data

7. The table has been revised to include the financial data for all items presented.

Risk Factors - General
Risks Associated with Brownsville Company

8. A risk factor describing the risks associated with Canadian legal jurisdiction, including a brief description of the differences in Canadian law and its impacts has been provided.

9. A risk factor discussing the corporate governance of the company with only two directors has been included in the prospectus. Mr. Shao and Mr. Chen own 5,000,000 shares or 46.64% of the total outstanding shares.

10. A risk factor discussing the amount of time Mr. Shao will devote to the business of the company has been included in the prospectus.

11. A risk factor disclosing the Company's lack of insurance and the implications has been included in the prospectus.

Plan of Distribution

12. Disclosure has been made that the selling shareholders may be deemed underwriters in the Form SB-2 registration statement.

Business: Revenue

13. A discussion of the general and administrative expenses, which contribute to the Company=s net loss has been provided. Reference to management and consulting fees has been deleted.

Securities and Exchange Commission
RE: Brownsville Company
Form SB-2 filed February 11, 2005
File No. 333-122720
May 4, 2005

14. A description of all revenue the Company earns has been included. Further, discussion of the revenue from the Company's marina and convenience store operations has been included in the prospectus.

Employees

15. The expenses of employees has been included in the prospectus.

Management's Discussion and Analysis of Financial Condition and Plan of Operations
General

16. The Company has included in the prospectus a more detailed discussion of the business plan and its strategy and plan to "breakeven."

Plan of Operation for the Next Twelve Months

17. A discussion of the plan of the Company's plan of operations for the next twelve months has been included in the prospectus.

Critical Accounting Policies and Estimates
General

18. The accounting policy for stock based compensation has been removed from Note 2 to the financial statements.

Revenue Recognition

19. The "Development Stage" disclosure has been moved.

20. Changed.

Acquisition of Assets

21. According to Asset Purchase Agreement dated March 31, 2004, the Company acquired fixed assets from Fraser River Metals Depot Inc. by issuing 250,000 at $0.10 per share, totaling $25,000. The title of the assets has been transferred to the Company; therefore, these fixed assets were recorded in the financial statement at fair value as opposed to share consideration as at September 30, 2004. The number of shares was negotiated and decided by the two arms length parties.

Securities and Exchange Commission
RE: Brownsville Company
Form SB-2 filed February 11, 2005
File No. 333-122720
May 4, 2005

22. Changed.

Results of Operations

23. Changed

Description of Securities
Non-cumulative voting

24. The language has been revised.

FINANCIAL STATEMENTS
General

25. There were no related party transactions under paragraph 2 of FASB No.57. However, we have added a note to show $Nil related party transactions during the period.

Report of Independent Registered Accounting Firm

26. "An Exploration Stage Company" has been removed.

27. We have included going concern disclosure in our Report and also referenced it to disclosure in subnote 1.

Balance Sheet

28. The accounts receivable of $7,191 as of September 30, 2004 were from Fraser River Metals Depot Inc. ("FRMD") who is the landlord / management of the convenient store. FRMD collects revenue from the convenient store on behalf of the company and transfers the net amount to the company after deducting a rent payment (8% of the company's gross sales from operations conducted on the rental property). The amount of $7,191 reflects the balance FRMD will transfer to the Company and this amount has been received subsequent to the statement date.

Statement of Stockholders' Equity

29. The label of "September 30, 2004" has been moved to the total stockholders' equity amount that matches the balance sheet.

30. See Item 21.

Securities and Exchange Commission
RE: Brownsville Company
Form SB-2 filed February 11, 2005
File No. 333-122720
May 4, 2005

Note 1 - Business Operations

31. The nature of the Company's operations has been added to Note 1 to the financial statements.

Note 2 - Summary of Significant Accounting Policies
General

32. The accounting policies for accounts receivable and inventory have been added to Note 2 to the financial statements.

33. The accounting policy relating to translation of foreign currency has been deleted.

34. See Item 33.

35. See Item 21

36. See Item 18.

Note 6 - Segment Reporting

37. The segment reporting has been deleted.

Note 7 - Fraser River Metals Deposit

38. Rent payments are included in selling expenses. See Note 28.

Exhibit 5.1 - Legal Opinion of Conrad Lysiak

39. The par value has been corrected.

40. The second sentence of the third paragraph has been revised.

Securities and Exchange Commission
RE: Brownsville Company
Form SB-2 filed February 11, 2005
File No. 333-122720
May 4, 2005

41. The British Columbia language has been deleted and the language revised to reflect Nevada.

42. The reliance paragraph has been deleted.

Yours truly,

/s/ Conrad C. Lysiak
Conrad C. Lysiak

CCL:jtb

cc: Brownsville Company